FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 11, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F
 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Executive Supplemental Savings Plan notified the Company and the under-mentioned person
 on
11

July
2008
of changes
to his
 interests in Ordinary s
hare ADRs a
rising from an increase in his
 interests under the Annual Investment Plan feature following the re-investment of the dividend paid to shareholders on
10 July
 2008
at a price of $
48.40

per
ADR
:-

Dr D Pulman	24.40

This notification relates to a transaction notified in accordance with

Disclosure
and Transparency
R
ule 3.1.4R(1)(a)
.

S M Bicknell
Company Secretary

11
July
2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 11, 2008

                                                                                                        By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc